Brookfield

Brookfield Renewable Partners L.P.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS AT JUNE 30, 2019 AND DECEMBER 31, 2018 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED (MILLIONS, EXCEPT AS NOTED)		Three months ended Jun 30		Six months ended Jun 30
	Notes	2019	2018	2019	2018
Revenues	19	$787	$735	$1,612	$1,528
Other income		17	10	25	19
Direct operating costs		(252)	(247)	(506)	(503)
Management service costs	19	(23)	(21)	(44)	(42)
Interest expense - borrowings	9	(178)	(178)	(351)	(358)
Share of earning from equity-accounted investments	13	—	6	32	6
Foreign exchange and unrealized financial instrument loss	5	(12)	(33)	(30)	(25)
Depreciation	8	(200)	(206)	(400)	(419)
Other		(1)	(10)	(3)	(54)
Income tax expense
Current	7	(15)	(7)	(39)	(14)
Deferred	7	(14)	(4)	(34)	(13)
		(29)	(11)	(73)	(27)
Net income		$109	$45	$262	$125
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	10	$74	$31	$168	$87
General partnership interest in a holding subsidiary held by Brookfield	10	1	—	1	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	10	7	(1)	25	2
Preferred equity	10	7	6	13	13
Preferred limited partners' equity	11	11	10	21	19
Limited partners' equity	12	9	(1)	34	4
		$109	$45	$262	$125
Basic and diluted (loss) earnings per LP Unit		$0.05	$(0.01)	$0.19	$0.02
The accompanying notes are an integral part of these interim consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended Jun 30		Six months ended Jun 30
	Notes	2019	2018	2019	2018
Net income		$109	$45	$262	$125
Other comprehensive income (loss) that will not be reclassified to net income
Revaluations of property, plant and equipment		—	179	—	176
Actuarial (loss) gain on defined benefit plans		(8)	1	(13)	5
Deferred income taxes on above items		4	(51)	4	(51)
Total items that will not be reclassified to net income		(4)	129	(9)	130
Other comprehensive income (loss) that may be reclassified to net income
Foreign currency translation		33	(637)	168	(408)
(Losses) gains arising during the period on financial instruments designated as cash-flow hedges	5	6	(3)	2	14
Unrealized gain on foreign exchange swaps net investment hedge	5	7	57	1	61
Unrealized (loss) gain on investments in equity securities	5	(3)	(4)	23	(11)
Reclassification adjustments for amounts recognized in net income	5	(4)	3	—	14
Deferred income taxes on above items		2	(5)	1	(16)
Total items that may be reclassified subsequently to net income		41	(589)	195	(346)
Other comprehensive income (loss)		37	(460)	186	(216)
Comprehensive income (loss)		$146	$(415)	$448	$(91)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	10	76	(118)	253	139
General partnership interest in a holding subsidiary held by Brookfield	10	—	(3)	1	(2)
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	10	18	(126)	58	(98)
Preferred equity	10	17	(4)	36	(13)
Preferred limited partners' equity	11	11	10	21	19
Limited partners' equity	12	$24	$(174)	$79	$(136)
		146	(415)	448	(91)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	Jun 30, 2019	Dec 31, 2018
Assets
Current assets
Cash and cash equivalents	14	$322	$173
Restricted cash	15	138	136
Trade receivables and other current assets	16	566	607
Financial instrument assets	5	46	60
Due from related parties	19	105	65
Assets held for sale	4	611	920
		1,788	1,961
Financial instrument assets	5	239	124
Equity-accounted investments	13	1,576	1,569
Property, plant and equipment	8	29,317	29,025
Goodwill		839	828
Deferred income tax assets	7	114	91
Other long-term assets		533	505
Total Assets		$34,406	$34,103
Liabilities
Current liabilities
Accounts payable and accrued liabilities	17	$502	$533
Financial instrument liabilities	5	21	27
Cash on deposit and payables due to related parties	19	423	101
Non-recourse borrowings	9	597	495
Liabilities directly associated with assets held for sale	4	350	533
		1,893	1,689
Financial instrument liabilities	5	145	111
Corporate borrowings	9	1,674	2,328
Non-recourse borrowings	9	8,243	7,895
Deferred income tax liabilities	7	4,266	4,140
Other long-term liabilities		935	734
Equity
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	10	8,226	8,129
General partnership interest in a holding subsidiary held by Brookfield	10	65	66
Participating non-controlling interests - in a holding subsidiary ‑ Redeemable/Exchangeable units held by Brookfield	10	3,166	3,252
Preferred equity	10	591	568
Preferred limited partners' equity	11	833	707
Limited partners' equity	12	4,369	4,484
Total Equity		17,250	17,206
Total Liabilities and Equity		$34,406	$34,103
The accompanying notes are an integral part of these interim consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Participating non-controlling interests - in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests - in a holding subsidiary - Redeemable /Exchangeable units held by Brookfield	Total equity
Balance, as at March 31, 2019	$(810)	$(644)	$5,921	$(7)	$(36)	$18	$4,442	$833	$580	$8,456	$66	$3,221	$17,598
Net income	9	—	—	—	—	—	9	11	7	74	1	7	109
Other comprehensive income (loss)	—	21	1	(2)	(2)	(3)	15	—	10	2	(1)	11	37
Capital contributions (Note 10)	—	—	—	—	—	—	—	—	—	10	—	—	10
Disposals (Note 3)	—	—	—	—	—	—	—	—	—	(53)	—	—	(53)
Distributions or dividends declared	(92)	—	—	—	—	—	(92)	(11)	(7)	(262)	(13)	(67)	(452)
Distribution reinvestment plan	1	—	—	—	—	—	1	—	—	—	—	—	1
Other	10	(2)	(4)	—	—	(10)	(6)	—	1	(1)	12	(6)	—
Change in period	(72)	19	(3)	(2)	(2)	(13)	(73)	—	11	(230)	(1)	(55)	(348)
Balance as at June 30, 2019	$(882)	$(625)	$5,918	$(9)	$(38)	$5	$4,369	$833	$591	$8,226	$65	$3,166	$17,250

Balance, as at March 31, 2018	$(347)	$(347)	$4,615	$(8)	$(23)	$11	$3,901	$707	$600	$6,404	$57	$2,804	14,473
Net income (loss)	(1)	—	—	—	—	—	(1)	10	6	31	—	(1)	45
Other comprehensive income (loss)	—	(186)	12	1	2	(2)	(173)	—	(10)	(149)	(3)	(125)	(460)
LP Units purchased for cancellation	(8)	—	—	—	—	—	(8)	—	—	—	—	—	(8)
Distributions or dividends declared	(88)	—	—	—	—	—	(88)	(10)	(7)	(181)	(11)	(64)	(361)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	2
Other	(6)	—	1	—	—	—	(5)	—	—	35	10	(5)	35
Change in period	(101)	(186)	13	1	2	(2)	(273)	—	(11)	(264)	(4)	(195)	(747)
Balance as at June 30, 2018	$(448)	$(533)	$4,628	$(7)	$(21)	$9	$3,628	$707	$589	$6,140	$53	$2,609	$13,726
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED SIX MONTHS ENDED JUNE 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Participating non-controlling interests - in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests - in a holding subsidiary - Redeemable /Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2018	$(948)	$(652)	$6,120	$(6)	$(34)	$4	$4,484	$707	$568	$8,129	$66	$3,252	$17,206
Net income	34	—	—	—	—	—	34	21	13	168	1	25	262
Other comprehensive income (loss)	—	41	1	(4)	(4)	11	45	—	23	85	—	33	186
Preferred LP Units issued (Note 11)	—	—	—	—	—	—	—	126	—	—	—	—	126
LP Units purchased for cancellation (Note 12)	(1)	—	—	—	—	—	(1)	—	—	—	—	—	(1)
Capital contributions (Note 10)	—	—	—	—	—	—	—	—	—	298	—	—	298
Disposals (Note 3)	—	—	—	—	—	—	—	—	—	(53)	—	—	(53)
Distributions or dividends declared	(185)	—	—	—	—	—	(185)	(21)	(13)	(396)	(28)	(135)	(778)
Distribution reinvestment plan	3	—	—	—	—	—	3	—	—	—	—	—	3
Other	215	(14)	(203)	1	—	(10)	(11)	—	—	(5)	26	(9)	1
Change in period	66	27	(202)	(3)	(4)	1	(115)	126	23	97	(1)	(86)	44
Balance, as at June 30, 2019	$(882)	$(625)	$5,918	$(9)	$(38)	$5	$4,369	$833	$591	$8,226	$65	$3,166	$17,250

Balance, as at December 31, 2017	(259)	(378)	4,616	(9)	(29)	15	3,956	511	616	6,298	58	2,843	14,282
Net income	4	—	—	—	—	—	4	19	13	87	—	2	125
Other comprehensive income (loss)	—	(155)	11	2	8	(6)	(140)	—	(26)	52	(2)	(100)	(216)
Preferred LP Units issued	—	—	—	—	—	—	—	196	—	—	—	—	196
LP Units purchased for cancellation	(8)	—	—	—	—	—	(8)	—	—	—	—	—	(8)
Capital contributions	—	—	—	—	—	—	—	—	—	4	—	—	4
Acquisition	—	—	—	—	—	—	—	—	—	21	—	—	21
Distributions or dividends declared	(178)	—	—	—	—	—	(178)	(19)	(14)	(357)	(23)	(128)	(719)
Distribution reinvestment plan	5	—	—	—	—	—	5	—	—	—	—	—	5
Other	(12)	—	1	—	—	—	(11)	—	—	35	20	(8)	36
Change in period	(189)	(155)	12	2	8	(6)	(328)	196	(27)	(158)	(5)	(234)	(556)
Balance, as at June 30, 2018	$(448)	$(533)	$4,628	$(7)	$(21)	$9	$3,628	$707	$589	$6,140	$53	$2,609	$13,726
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	Notes	2019	2018	2019	2018
Operating activities
Net income		$109	$45	$262	$125
Adjustments for the following non-cash items:
Depreciation	8	200	206	400	419
Unrealized foreign exchange and financial instruments loss	5	11	33	31	25
Share of earnings from equity-accounted investments	13	—	(6)	(32)	(6)
Deferred income tax expense	7	14	4	34	13
Other non-cash items		33	9	50	24
Dividends received from equity-accounted investments	13	14	12	28	14
Changes in due to or from related parties		(41)	(9)	(36)	12
Net change in working capital balances		28	(31)	2	(63)
		368	263	739	563
Financing activities
Corporate credit facilities, net	9	(26)	173	(721)	180
Proceeds from non-recourse borrowings	9	852	299	945	1,390
Repayment of non-recourse borrowings	9	(573)	(298)	(666)	(1,840)
Capital contributions from participating non-controlling interests - in operating subsidiaries	10	10	—	257	4
Issuance of preferred limited partnership units	11	—	—	126	196
Repurchase of LP Units	12	—	(8)	(1)	(8)
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	10	(262)	(181)	(396)	(357)
To preferred shareholders	10	(7)	(6)	(13)	(13)
To preferred limited partners' unitholders	11	(11)	(10)	(20)	(18)
To unitholders of Brookfield Renewable or BRELP	9, 11	(171)	(161)	(342)	(321)
Borrowings from related party	19	322	200	922	200
Repayments to related party	19	(355)	—	(600)	—
		(221)	8	(509)	(587)
Investing activities
Investment in equity accounted investments		(4)	(420)	(4)	(420)
Acquisitions net of cash and cash equivalents in acquired entity	2	(26)	—	(26)	(12)
Investment in property, plant and equipment	8	(34)	(42)	(63)	(94)
Proceeds from disposal of assets	3	82	—	82	—
(Investment in) disposal of securities	5	(79)	(13)	(74)	25
Restricted cash and other		66	49	11	(29)
		5	(426)	(74)	(530)
Foreign exchange gain (loss) on cash		1	(12)	1	(8)
Cash and cash equivalents
Increase (decrease)		153	(167)	157	(562)
Net change in cash classified within assets held for sale		(8)	—	(8)	—
Balance, beginning of period		177	404	173	799
Balance, end of period		$322	$237	$322	$237
Supplemental cash flow information:
Interest paid		$176	$185	$319	$315
Interest received		$6	$5	$10	$12
Income taxes paid		$18	$10	$37	$23
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. ("Brookfield Renewable") consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term "Brookfield Renewable" means Brookfield Renewable Partners L.P. and its controlled entities.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited ("BRPL"). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. ("Brookfield Asset Management"). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as "Brookfield" in these financial statements.
Brookfield Renewable's non-voting limited partnership units ("LP Units") are traded under the symbol "BEP" on the New York Stock Exchange and under the symbol "BEP.UN" on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners" equity are traded under the symbols "BEP.PR.E", "BEP.PR.G", "BEP.PR.I", "BEP.PR.K", "BEP.PR.M" and "BEP.PR.O" respectively, on the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2018 audited consolidated financial statements. Except for the recently adopted IFRS 16, Leases (“IFRS 16”) and the early adopted amendment to IFRS 3, Business combinations (“IFRS 3”), the interim consolidated statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2018 audited consolidated financial statements.
The interim consolidated financial statements are unaudited and reflect adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to provide a fair statement of results for the interim periods in accordance with IFRS.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on July 31, 2019.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, INR and ZAR are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, Colombian pesos, Indian Rupees, and South African Rand, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
Consolidation
These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(c) Changes to lease accounting policy
Brookfield Renewable has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 – Leases (“IAS 17”) and IFRIC 4 – Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of changes is disclosed in Note 1(d).
Policy applicable from January 1, 2019
At inception of a contract, Brookfield Renewable assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, Brookfield Renewable assesses whether:

•
the contract specified explicitly or implicitly the use of an identified asset, and that is physically distinct or represents substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

•	Brookfield Renewable has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•
Brookfield Renewable has the right to direct the use of the asset. Brookfield Renewable has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, Brookfield Renewable has the right to direct the use of the asset if either:

◦	Brookfield Renewable has the right to operate the asset; or

◦	Brookfield Renewable designed the asset in a way that predetermines how and for what purpose it will be used.
This policy is applied to contracts entered into, or changed, on or after January 1, 2019.
At inception or on reassessment of a contract that contains a lease component, Brookfield Renewable allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, Brookfield Renewable has elected not to separate non-lease components and, therefore, accounts for the lease and non-lease components as a single lease component.
Accounting as a lessee under IFRS 16
Brookfield Renewable recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Brookfield Renewable’s incremental borrowing rate. Generally, Brookfield Renewable uses its incremental borrowing rate as the discount rate.
Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	Amounts expected to be payable under a residual value guarantee; and

•
The exercise price under a purchase option that Brookfield Renewable is reasonably certain to exercise, lease payments in an optional renewable period if Brookfield Renewable is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Brookfield Renewable is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Brookfield Renewable’s estimate of the amount expected to be payable under a residual value guarantee, or if Brookfield Renewable changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income if the carrying amount of the right-of-use asset has been reduced to zero.
Brookfield Renewable presents right-of-use assets in Property, plant and equipment and lease liabilities in Other long-term liabilities in the consolidated statement of financial position as at June 30, 2019.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Short-term leases and leases of low-value assets
Brookfield Renewable has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. Brookfield Renewable recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
Policy applicable before January 1, 2019
For contracts entered into before January 1, 2019, Brookfield Renewable determined whether that arrangement was or contained a lease based on the assessment of whether:

•	Fulfillment of the arrangement was dependent on the use of a specific asset or assets; and

•	The arrangement had conveyed a right to use the asset. An arrangement conveyed a right to use the asset if one of the following was met:

◦	The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;

◦	The purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or

◦
Facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the market price per unit of output.

Accounting as a lessee under IAS 17
In the comparative period, as a lessee Brookfield Renewable classified leases that transfer substantially all of the risks and rewards of ownership as finance leases. When this was the case, the lease assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.
Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.
Assets held under other leases were classified as operating leases and were not recognized in Brookfield Renewable’s consolidated statements of financial position. Payments made under operating leases were recognized in the consolidated statements of income on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.
(d) Recently adopted accounting standards
Except for the changes below, Brookfield Renewable has consistently applied the accounting policies to all periods presented in these consolidated financial statements.
IFRS 3 – Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. Brookfield Renewable has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, Brookfield Renewable will allocate the transaction price and transaction costs to the individual identified assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to Brookfield Renewable’s accounting policy.
IFRS 16 – Leases
On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. As a result, Brookfield Renewable has changed its accounting policy for lease contracts as detailed below.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Definition of a lease
Previously, Brookfield Renewable determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, Brookfield Renewable assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 1(c).
On transition to IFRS 16, Brookfield Renewable elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Brookfield Renewable applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.
Leases classified as operating leases under IAS 17
At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at Brookfield Renewable’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.
Brookfield Renewable used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use asset and liabilities for leases with less than twelve months of lease term; and

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.
Leases classified as finance leases under IAS 17
For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.
Impacts on financial statements
On transition to IFRS 16, Brookfield Renewable recognized an additional $145 million of right-of-use assets and $147 million of lease liabilities, recognizing the difference in retained earnings.
When measuring lease liabilities, Brookfield Renewable discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.5%. The difference between the operating lease commitments disclosed at December 31, 2018 of $250 million and leases liabilities recognized at January 1, 2019 of $147 million is primarily due to the time value of money.
2. ACQUISITIONS
India Wind Portfolio
On June 7, 2019, Brookfield Renewable, along with its institutional partners, completed the first phase of acquiring a 210 MW wind portfolio in India, consisting of two 105 MW wind portfolios.
Upon completing Phase I of the acquisition, Brookfield Renewable acquired 100% of the first 105 MW wind portfolio for consideration of INR 2.4 billion ($35 million), plus a contingent payment expected to be INR 0.4 billion ($6 million). The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income.
Brookfield Renewable has a voting agreement with an affiliate of Brookfield that ultimately controls the wind portfolio. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of the directors of the Brookfield affiliate that ultimately controls and operates the wind portfolios.
This investment was accounted for using the acquisition method, and the results of operations have been included in the unaudited interim consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the first wind portfolio would have been INR 496 million ($7 million) for the six months ended June 30, 2019.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The purchase price allocation, at fair value, with respect to the acquisition of the first wind portfolio is as follows:

(MILLIONS)	Axis Wind
Restricted cash	2
Trade receivables and other current assets	6
Property, plant and equipment	128
Other non-current assets	7
Current portion of non-recourse borrowings	(5)
Financial instruments	(2)
Non-recourse borrowings	(83)
Deferred income tax liabilities	(8)
Other long-term liabilities	(4)
Fair value of net assets acquired	41
Purchase price	41
In July 2019, Brookfield Renewable, along with its institutional partners, acquired 100% of the second 105 MW wind portfolio in India for total consideration of INR 2.2 billion (~$32 million).
3. DISPOSAL OF ASSETS
On May 24, 2019, Brookfield Renewable, along with its institutional partners, sold its interest in an 80 MW portfolio of wind and solar facilities in South Africa to a third party for total consideration of ZAR 1,315 million ($90 million), including a cash payment of ZAR 1,260 million ($86 million) and deferred consideration of ZAR 55 million ($4 million). This resulted in a loss on disposition of $5 million recognized in the consolidated statements of income under Other. The total proceeds, net of foreign exchange contract settlements, was $108 million ($33 million net to Brookfield Renewable). Immediately prior to the classification of the portfolio as held for sale in 2018, Brookfield Renewable performed a revaluation of the property, plant and equipment and recorded a fair value uplift of $24 million, in line with its election to apply the revaluation method. Brookfield Renewable’s interest in the portfolio was approximately 31%. As a result of the disposition, Brookfield Renewable's portion of the accumulated revaluation surplus of $7 million post-tax was reclassified from other comprehensive income directly to equity and noted as an Other item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposal of the portfolio is shown below:

(MILLIONS)
Net proceeds	$90
Carrying value of net assets held for sale
Assets	336
Liabilities	(188)
Non-controlling interests	(53)
95
Loss on disposal	$(5)

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

4.  ASSETS HELD FOR SALE
As at June 30, 2019, assets held for sale within Brookfield Renewable's operating segments include portfolios of solar assets in Thailand and Malaysia, and South Africa. The sales of these assets are expected to be completed in the second half of 2019.
The following is a summary of the major items of assets and liabilities classified as held for sale as at June 30, 2019:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Assets
Cash and cash equivalents	$16	$8
Restricted cash	31	47
Trade receivables and other current assets	19	28
Property, plant and equipment	478	749
Goodwill	—	22
Other long-term assets	67	66
Assets held for sale	$611	$920
Liabilities
Current liabilities	$19	$23
Long-term debt	238	360
Other long-term liabilities	93	150
Liabilities directly associated with assets held for sale	$350	$533
In May 2019, Brookfield Renewable completed the partial sale of its South African portfolio, corresponding to 80 MW of wind and solar assets. See Note 3 - Disposal of assets.
5.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable`s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no material changes in exposure to these risks since the December 31, 2018 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 - inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 - inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 - inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table presents Brookfield Renewable's assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy:

	Jun 30, 2019				Dec 31, 2018
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$322	$—	$—	$322	$173
Restricted cash(1)	184	—	—	184	181
Financial instrument assets(2)
Energy derivative contracts	—	26	—	26	3
Interest rate swaps	—	1	—	1	9
Foreign exchange swaps	—	29	—	29	55
Investments in equity securities	87	65	77	229	117
Property, plant and equipment	—	—	29,317	29,317	29,025
Liabilities measured at fair value:
Financial instrument liabilities(3)
Energy derivative contracts	—	—	—	—	(22)
Interest rate swaps	—	(157)	—	(157)	(116)
Foreign exchange swaps	—	(9)	—	(9)	—
Contingent consideration(3)	—	—	(3)	(3)	(3)
Assets for which fair value is disclosed:
Equity-accounted investments(4)	896	—	—	896	703
Liabilities for which fair value is disclosed:
Corporate borrowings	(1,791)	—	—	(1,791)	(2,367)
Non-recourse borrowing	(400)	(9,121)	—	(9,521)	(8,696)
Total	$(702)	$(9,166)	$29,391	$19,523	$19,062

(1)	Includes both the current amount and long-term amount included in Other long-term assets.

(2)	Includes both current and long-term amounts.

(3)	Amount relates to business combinations with obligations lapsing in 2024.

(4)	The fair value corresponds to Brookfield Renewable's investment in publicly-quoted common shares of TerraForm Power, Inc.
There were no transfers between levels during the six months ended June 30, 2019.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	Jun 30, 2019			Dec 31, 2018
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$26	$—	$26	$(19)
Interest rate swaps	1	157	(156)	(107)
Foreign exchange swaps	29	9	20	55
Investments in equity securities	229	—	229	117
Total	285	166	119	46
Less: current portion	46	21	25	33
Long-term portion	$239	$145	$94	$13

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

(a)   Energy derivative contracts
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Investments in equity securities
Brookfield Renewable's investments in equity securities consist of investments in publicly-quoted and non-publicly quoted securities which are recorded on the statement of financial position at fair value.
The following table reflects the unrealized gains (losses) included in Foreign exchange and unrealized financial instrument loss in the interim consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Energy derivative contracts	$6	$(2)	$12	$2
Interest rate swaps	(19)	15	(32)	20
Foreign exchange swaps - cash flow	(8)	62	(19)	46
Foreign exchange gain (loss)	9	(108)	9	(93)
	$(12)	$(33)	$(30)	$(25)
The following table reflects the gains (losses) included in other comprehensive income in the interim consolidated statements of comprehensive income (loss):

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Energy derivative contracts	$25	$(4)	$38	$3
Interest rate swaps	(19)	1	(36)	11
	6	(3)	2	14
Foreign exchange swaps - net investment	7	57	1	61
Investments in equity securities	(3)	(4)	23	(11)
	$10	$50	$26	$64
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Energy derivative contracts	$(8)	$—	$(7)	$8
Interest rate swaps	4	3	7	6
	$(4)	$3	$—	$14

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

6. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in TransAlta Corporation ("TransAlta"). The corporate segment represents all activity performed above the individual segments for the business.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items.
Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	275	58	56	58	22	9	3	51	21	—	553	(98)	332	787
Other income	8	2	—	—	1	—	—	1	—	2	14	(2)	5	17
Direct operating costs	(72)	(18)	(21)	(18)	(8)	(3)	(1)	(10)	(11)	(5)	(167)	27	(112)	(252)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	73	5	78
Adjusted EBITDA	211	42	35	40	15	6	2	42	10	(3)	400	—	230
Management service costs	—	—	—	—	—	—	—	—	—	(23)	(23)	—	—	(23)
Interest expense - borrowings	(39)	(6)	(8)	(16)	(4)	(2)	(1)	(15)	(3)	(25)	(119)	26	(85)	(178)
Current income taxes	(4)	(3)	(2)	(1)	—	—	—	—	—	—	(10)	—	(5)	(15)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(11)	(11)	—	—	(11)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(26)	(5)	(31)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(135)	(135)
Funds From Operations	168	33	25	23	11	4	1	27	7	(69)	230	—	—
Depreciation	(56)	(22)	(5)	(39)	(13)	(5)	(1)	(15)	(6)	(1)	(163)	36	(73)	(200)
Foreign exchange and unrealized financial instrument loss	1	4	(1)	(1)	(8)	—	—	4	—	(12)	(13)	4	(3)	(12)
Deferred income tax expense	(23)	1	(2)	1	1	—	—	—	—	12	(10)	(1)	(3)	(14)
Other	(11)	—	—	(6)	(2)	5	2	(12)	—	(3)	(27)	8	18	(1)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(47)	—	(47)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	61	61
Net income (loss) attributable to Unitholders(2)	79	16	17	(22)	(11)	4	2	4	1	(73)	17	—	—	17

(1)
Share of earnings from equity-accounted investments of $nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $74 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2018:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	228	63	53	54	12	10	3	30	20	—	473	(58)	320	735
Other income	5	1	—	—	1	—	—	1	—	—	8	(2)	4	10
Direct operating costs	(68)	(20)	(22)	(16)	(6)	(2)	(1)	(6)	(10)	(6)	(157)	19	(109)	(247)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	41	4	45
Adjusted EBITDA	165	44	31	38	7	8	2	25	10	(6)	324	—	219
Management service costs	—	—	—	—	—	—	—	—	—	(21)	(21)	—	—	(21)
Interest expense - borrowings	(40)	(5)	(10)	(14)	(3)	(2)	(1)	(9)	(3)	(23)	(110)	16	(84)	(178)
Current income taxes	(2)	(2)	—	—	(1)	—	—	—	—	—	(5)	1	(3)	(7)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(17)	(4)	(21)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(128)	(128)
Funds From Operations	123	37	21	24	3	6	1	16	7	(66)	172	—	—
Depreciation	(56)	(33)	(5)	(29)	(9)	(3)	(1)	(7)	(6)	—	(149)	17	(74)	(206)
Foreign exchange and unrealized financial instrument loss	(1)	(1)	4	3	6	(8)	(3)	(4)	—	5	1	(6)	(28)	(33)
Deferred income tax expense	(2)	1	(2)	1	1	—	—	1	—	4	4	(3)	(5)	(4)
Other	(8)	(2)	—	(5)	(3)	—	—	(4)	—	(8)	(30)	10	10	(10)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(18)	—	(18)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	97	97
Net income (loss) attributable to Unitholders(2)	56	2	18	(6)	(2)	(5)	(3)	2	1	(65)	(2)	—	—	(2)

(1)
Share of earnings from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $31 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	539	123	118	121	50	16	5	89	45	—	1,106	(189)	695	1,612
Other income	9	3	—	2	1	—	—	2	—	4	21	(6)	10	25
Direct operating costs	(142)	(35)	(45)	(35)	(16)	(5)	(2)	(17)	(24)	(11)	(332)	56	(230)	(506)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	139	12	151
Adjusted EBITDA	406	91	73	88	35	11	3	74	21	(7)	795	—	487
Management service costs	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Interest expense - borrowings	(80)	(12)	(16)	(35)	(7)	(4)	(1)	(29)	(7)	(49)	(240)	50	(161)	(351)
Current income taxes	(6)	(6)	(6)	(1)	—	(1)	—	—	—	—	(20)	1	(20)	(39)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(21)	(21)	—	—	(21)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(51)	(9)	(60)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(297)	(297)
Funds From Operations	320	73	51	52	28	6	2	45	14	(134)	457	—	—
Depreciation	(111)	(44)	(10)	(79)	(23)	(9)	(2)	(28)	(12)	(2)	(320)	69	(149)	(400)
Foreign exchange and unrealized financial instrument loss	3	3	(1)	(1)	(9)	(1)	—	4	(1)	(28)	(31)	5	(4)	(30)
Deferred income tax expense	(40)	2	(4)	17	6	—	(1)	16	—	18	14	(36)	(12)	(34)
Other	(26)	(1)	1	(7)	(2)	5	2	(24)	—	(8)	(60)	21	36	(3)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(59)	—	(59)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	129	129
Net income (loss) attributable to Unitholders(2)	146	33	37	(18)	—	1	1	13	1	(154)	60	—	—	60

(1)
Share of earnings from equity-accounted investments of $32 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $168 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the six months ended June 30, 2018:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	489	132	106	108	29	18	5	48	37	—	972	(97)	653	1,528
Other income	5	2	1	1	1	—	—	3	—	1	14	(4)	9	19
Direct operating costs	(138)	(39)	(45)	(30)	(12)	(5)	(2)	(10)	(18)	(12)	(311)	32	(224)	(503)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	69	12	81
Adjusted EBITDA	356	95	62	79	18	13	3	41	19	(11)	675	—	450
Management service costs	—	—	—	—	—	—	—	—	—	(42)	(42)	—	—	(42)
Interest expense - borrowings	(84)	(12)	(20)	(28)	(6)	(4)	(2)	(15)	(7)	(48)	(226)	25	(157)	(358)
Current income taxes	(3)	(5)	—	(1)	(1)	—	—	—	—	—	(10)	1	(5)	(14)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(19)	(19)	—	—	(19)
Preferred equity	—	—	—	—	—	—	—	—	—	(13)	(13)	—	—	(13)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(26)	(10)	(36)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(278)	(278)
Funds From Operations	269	78	42	50	11	9	1	26	12	(133)	365	—	—
Depreciation	(113)	(71)	(10)	(55)	(17)	(7)	(2)	(13)	(12)	—	(300)	29	(148)	(419)
Foreign exchange and unrealized financial instrument loss	1	(1)	1	3	5	(8)	(1)	(3)	(2)	13	8	(6)	(27)	(25)
Deferred income tax expense	(6)	1	(3)	(5)	1	—	—	—	—	9	(3)	(1)	(9)	(13)
Other	(18)	(4)	—	(5)	(3)	—	(2)	(10)	(9)	(13)	(64)	17	(7)	(54)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(39)	—	(39)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	191	191
Net income (loss) attributable to Unitholders(2)	133	3	30	(12)	(3)	(6)	(4)	—	(11)	(124)	6	—	—	6

(1)
Share of loss from equity-accounted investments of $6 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests - in operating subsidiaries of $87 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

The following table presents information on a segmented basis about certain items in Brookfield Renewable's statements of financial position:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at June 30, 2019
Cash and cash equivalents	$16	$13	$48	$23	$34	$3	$3	$31	$13	$—	$184	$(72)	$210	$322
Property, plant and equipment	11,150	1,900	1,634	2,495	803	345	72	1,349	682	—	20,430	(3,534)	12,421	29,317
Total assets	11,874	2,075	1,926	2,613	919	365	95	1,581	742	138	22,328	(2,474)	14,552	34,406
Total borrowings	3,014	197	482	1,218	410	75	67	1,013	237	2,002	8,715	(1,933)	4,054	10,836
Other liabilities	2,753	160	446	521	132	9	7	310	35	—	4,373	(542)	2,489	6,320
For the six months ended June 30, 2019:
Additions to property, plant and equipment	56	18	10	20	14	3	—	—	13	1	135	(12)	91	214
As at December 31, 2018
Cash and cash equivalents	$6	$37	$7	$30	$29	$5	$2	$41	$9	$3	$169	$(81)	$85	$173
Property, plant and equipment	11,498	1,907	1,609	2,480	819	348	36	1,354	686	(9)	20,728	(3,529)	11,826	29,025
Total assets	12,125	2,105	1,868	2,554	939	379	56	1,650	746	161	22,583	(2,483)	14,003	34,103
Total borrowings	2,995	198	419	1,210	463	75	31	1,021	249	2,328	8,989	(1,972)	3,701	10,718
Other liabilities	2,764	150	434	536	124	7	3	255	31	211	4,515	(511)	2,175	6,179
For the six months ended June 30, 2019:
Additions to property, plant and equipment	12	9	2	1	3	—	—	4	1	3	35	(5)	27	57

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Geographical Information
The following table presents consolidated revenue split by geographical region for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2019	2018	2019	2018
United States	$266	$245	$542	$495
Colombia	231	219	488	442
Canada	125	97	235	226
Brazil	99	106	199	209
Europe	27	24	69	68
Other	39	44	79	88
	$787	$735	$1,612	$1,528
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
United States	$12,711	$12,705
Colombia	6,753	6,665
Canada	5,852	5,705
Brazil	3,533	3,553
Europe	1,577	1,624
Other	467	342
	$30,893	$30,594
7. INCOME TAXES
Brookfield Renewable's effective income tax rate for the six months ended was 21.8% for the six months ended June 30, 2019 (2018: 17.8%). The effective tax rate is different than the statutory rate primarily due to rate differentials and non-controlling interests' income not subject to tax.
8. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydro	Wind	Solar	Other(1)	Total(2)
As at December 31, 2018		$24,679	$3,860	$228	$258	$29,025
IFRS 16 adoption (3)	1	79	62	—	4	145
Additions		57	8	—	4	69
Acquisitions through business combinations	2	—	128	—	—	128
Items recognized through OCI
Foreign currency translation		315	32	1	2	350
Items recognized through net income
Depreciation		(261)	(122)	(7)	(10)	(400)
As at June 30, 2019		$24,869	$3,968	$222	$258	$29,317

(1)	Includes storage, biomass and cogeneration.

(2)	Includes intangible assets of $11 million (2018: $11 million) and assets under construction of $347 million (2018: $388 million).

(3)
On January 1, 2019 Brookfield Renewable adopted IFRS 16. See Note 1 - Basis of preparation and significant accounting policies for additional details regarding the impact of the new accounting standard adoption.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

9. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings are presented in the following table:

	Jun 30, 2019				Dec 31, 2018
	Weighted-average				Weighted- average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities(1)	3.6	5	$—	$—	3.3	4	$721	$721
Medium Term Notes:
Series 4 (C$150)	5.8	17	115	$143	5.8	18	$110	$124
Series 7 (C$450)	5.1	1	344	358	5.1	2	330	342
Series 8 (C$400)	4.8	3	305	$327	4.8	3	293	309
Series 9 (C$400)	3.8	6	305	317	3.8	6	293	288
Series 10 (C$500)	3.6	8	382	$397	3.6	8	367	357
Series 11 (C$300)	4.3	10	229	249	4.3	10	220	220
	4.4	6	$1,680	$1,791	4.4	7	$1,613	$1,640
Total corporate borrowings			1,680	1,791			2,334	2,361
Less: Unamortized financing fees(2)			(6)				(6)
			$1,674				$2,328

(1)
As at June 30, 2019, $322 million (2018: $nil) of funds were placed on deposit with Brookfield Renewable from Brookfield. To the extent the balance becomes due, Brookfield Renewable will repay this balance by drawing on its corporate credit facility.

(2)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts.
Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate and operating purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 18 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of credit facilities:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Authorized corporate credit facilities(1)	$2,100	$2,100
Draws on corporate credit facilities(1)	—	(721)
Authorized letter of credit facility	400	300
Issued letters of credit	(226)	(209)
Available portion of corporate credit facilities	$2,274	$1,470

(1)	Amounts are guaranteed by Brookfield Renewable.
On June 12, 2019, Brookfield Renewable extended the maturity of $1.7 billion of its corporate credit facilities by one year to June 30, 2024. The credit facilities are used for general working capital purposes and issuing letters of credit. The credit facilities bear interest at the applicable base rate plus an applicable margin, which is tiered on the basis of Brookfield Renewable’s unsecured senior long-term debt rating and is currently 1.20% as at June 30, 2019.
In June 2019, Brookfield Renewable increased its letter of credit facility by $100 million to a total of $400 million.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Medium term notes
Medium term notes are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 20 - Subsidiary public issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-recourse borrowings in India consist of fixed interest rate debt.
The composition of non-recourse borrowings is presented in the following table:

	Jun 30, 2019				Dec 31, 2018
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings
Hydroelectric	6.1	9	$6,689	$7,168	6.1	9	$6,318	$6,517
Wind	4.9	11	1,990	2,113	4.7	11	1,914	1,957
Solar	5.9	6	143	143	6.0	7	142	133
Storage and other	4.1	4	92	97	4.1	5	91	95
Total	5.8	10	$8,914	$9,521	5.7	10	$8,465	$8,702
Add: Unamortized premiums(1)			1				1
Less: Unamortized financing fees(1)			(75)				(76)
Less: Current portion			(597)				(495)
			$8,243				$7,895

(1)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
On February 25, 2019, Brookfield Renewable completed a C$70 million ($53 million) non-recourse financing associated with a 20 MW hydroelectric facility in Ontario. The debt bears an interest rate of 4.13% and matures in 2045.
On June 6, 2019, Brookfield Renewable completed a bond financing associated with the Colombian business. The financing consisted of COP 1.1 trillion ($333 million) in senior unsecured bonds with maturities of 4, 8, 15 and 30 years at rates of 6.09%, 6.98%, IPC + 3.68% and IPC + 3.97%, respectively.
On June 14, 2019, Brookfield Renewable completed a refinancing of €325 million ($365 million) of debt associated with the European business. The amortizing debt, including associated swaps, bears a fixed interest rate of 3.18% and matures in December 2032.
On June 21, 2019, Brookfield Renewable completed a refinancing of $30 million associated with a hydroelectric portfolio in the United States. The debt bears a fixed rate of 3.42% and matures in January 2022.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

10. NON-CONTROLLING INTERESTS
Brookfield Renewable`s non-controlling interests are comprised of the following:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Participating non-controlling interests - in operating subsidiaries	$8,226	$8,129
General partnership interest in a holding subsidiary held by Brookfield	65	66
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	3,166	3,252
Preferred equity	591	568
	$12,048	$12,015
On February 24, 2019, Brookfield Renewable completed the sale of an additional 25% non-controlling, indirect interest in a portfolio of select Canadian hydroelectric assets to a consortium of buyers. This sale was for the same price as our initial 25% non-controlling interest sale of this portfolio disclosed in Note 31 of our 2018 annual consolidated financial statements, subject to an adjustment for dividend recapitalization completed in the fourth quarter of 2018. Cash consideration of C$331 million was received from the non-controlling shareholders on February 28, 2019. Upon completion of the sale, Brookfield Renewable recognized a $4 million gain directly in equity.
Subsequent to completion of the sale, Brookfield Renewable has continued to control and operate the assets and maintains a 50% economic interest in the portfolio.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Participating non-controlling interests -in operating subsidiaries
The net change in participating non-controlling interests - in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non- controlling interests	Other	Total
As at December 31, 2017	$850	$1,682	$1,852	$—	$—	$134	$1,701	$9	$70	$6,298
Net income	1	9	86	—	4	14	174	1	8	297
OCI	66	298	805	—	(11)	(18)	504	5	58	1,707
Capital contributions	—	9	5	—	293	—	—	—	—	307
Acquisition	—	—	—	—	—	—	—	—	21	21
Distributions	(17)	(81)	(276)	—	—	(6)	(167)	—	(6)	(553)
Other	—	12	(3)	—	(10)	—	—	—	53	52
As at December 31, 2018	$900	$1,929	$2,469	$—	$276	$124	$2,212	$15	$204	$8,129
Net income (loss)	8	4	44	1	14	14	81	—	2	168
OCI	2	13	46	—	12	—	27	—	(15)	85
Capital contributions	—	—	2	20	277	—	—	—	(1)	298
Acquisition	—	—	(21)	—	—	—	—	—	21	—
Disposal	—	—	—	—	—	—	—	—	(53)	(53)
Distributions	(7)	(54)	(171)	—	(1)	(11)	(139)	(1)	(12)	(396)
Other	—	—	—	—	(4)	—	(1)	—	—	(5)
As at June 30, 2019	$903	$1,892	$2,369	$21	$574	$127	$2,180	$14	$146	$8,226
Interests held by third parties	75-80%	43-60%	23-71%	71%	50%	25%	53%	0.5%	20-50%

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield
Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.
As at June 30, 2019, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2018: 2,651,506) and 129,658,623 (December 31, 2018: 129,658,623), respectively.
Distributions
The composition of the distributions for the three and six months ended June 30 is presented in the following table:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
General partnership interest in a holding subsidiary held by Brookfield	$1	$2	$3	$3
Incentive distribution	12	9	25	20
	$13	$11	$28	$23
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	$67	$64	$135	$128
	$80	$75	$163	$151
Preferred equity
Brookfield Renewable`s preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at
(MILLIONS EXCEPT AS NOTED)
				2019	2018	Jun 30, 2019	Dec 31, 2018
Series 1 (C$136)	5.45	3.36	Apr 2020	$2	$2	$104	$100
Series 2 (C$113)(1)	4.51	4.27	Apr 2020	2	2	86	83
Series 3 (C$249)	9.96	4.40	Jul 2019	4	4	190	182
Series 5 (C$103)	4.11	5.00	Apr 2018	2	2	78	75
Series 6 (C$175)	7.00	5.00	Jul 2018	3	3	133	128
	31.04			$13	$13	$591	$568

(1)	Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at June 30, 2019, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2019, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to July 8, 2020, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the six months ended June 30, 2019.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

11. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the six months ended June 30		Carrying value as at
				2019	2018	Jun 30, 2019	Dec 31, 2018
Series 5 (C$72)	2.89	5.59	Apr 2018	$2	$2	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 2021	4	4	128	128
Series 9 (C$200)	8.00	5.75	Jul 2021	4	4	147	147
Series 11 (C$250)	10.00	5.00	Apr 2022	5	5	187	187
Series 13 (C$250)	10.00	5.00	Apr 2023	4	4	196	196
Series 15 (C$175)	7.00	5.75	Apr 2024	2	—	126	—
	44.89			$21	$19	$833	$707
On March 11, 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). Brookfield Renewable incurred C$6 million ($5 million) in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.
The holders of the Series 15 Preferred Units will have the right, at their option, to convert their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the three month Government of Canada Treasury Bill rate plus 3.94%.
As at June 30, 2019, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In July 2019, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of its intention to commence a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date.
12. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at June 30, 2019, 178,906,452 LP Units were outstanding (December 31, 2018: 178,821,204) including 56,068,944 (December 31, 2018: 56,068,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and six months ended June 30, 2019, 54,749 and 105,248 LP Units, respectively (2018: 73,060 and 157,689 LP Units) were issued under the distribution reinvestment plan at a total cost of $1 million and $3 million (2018: $2 million and $5 million).
As at June 30, 2019, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.
On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at June 30, 2019.
In December 2018, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 30, 2019, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

repurchased during the three months ended June 30, 2019 (2018: 272,659 LP units at a total cost of $8 million) . During the six months ended June 30, 2019, Brookfield Renewable repurchased and cancelled 20,000 LP Units (2018: 281,359 LP Units) at a total cost of $1 million (2018: $8 million).
Distributions
The composition of the distribution for the three and six months ended June 30 is presented in the following table:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Brookfield	$29	$27	$58	$55
External LP Unitholders	63	61	127	123
	$92	$88	$185	$178
In February 2019, Unitholder distributions were increased to $2.06 per LP Unit on an annualized basis, an increase of $0.10 per LP Unit, which took effect with the distribution payable in March 2019.
13. EQUITY-ACCOUNTED INVESTMENTS
The following are Brookfield Renewable’s equity-accounted investments for the six months ended June 30, 2019.

(MILLIONS)
Opening balance	$1,569
Acquisition	4
Share of net income	32
Share of other comprehensive income	(3)
Dividends received	(28)
Foreign exchange translation and other	2
Ending balance	$1,576
The following table summarizes gross revenues and net income of equity-accounted investments in aggregate:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Revenue	$356	$253	$715	$478
Net income (loss)	(9)	20	101	(12)
Share of net income(1)	—	6	32	6

(1)	Brookfield Renewable's ownership interest in these entities ranges from 14% to 50%.
The following table summarizes gross assets and liabilities of equity-accounted investments in aggregate at 100% to Brookfield Renewable:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Current assets	$669	$682
Property, plant and equipment	12,030	11,999
Other assets	581	608
Current liabilities	854	1,080
Non-recourse borrowings	6,133	6,078
Other liabilities	1,403	1,197

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

14. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Cash	$303	$127
Short-term deposits	19	46
	$322	$173
15. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Operations	$116	$119
Credit obligations	68	60
Development projects	—	2
Total	184	181
Less: non-current	(46)	(45)
Current	$138	$136
16. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Trade receivables	$333	$339
Prepaids and others	82	114
Other short-term receivables	104	109
Current portion of contract asset	47	45
	$566	$607
Brookfield Renewable receives payment monthly for invoiced PPA revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
17.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Operating accrued liabilities	$243	$263
Accounts payable	63	76
Interest payable on corporate and subsidiary borrowings	81	76
Deferred consideration	40	30
LP Unitholders distributions, preferred limited partnership unit distributions and preferred dividends payable(1)	33	30
Other	42	58
	$502	$533

(1)	Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

18. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2091.
Together with institutional partners, Brookfield Renewable is committed to invest C$400 million in TransAlta's convertible securities in October 2020. We also agreed, subject to certain terms and conditions, to increase our ownership of TransAlta common shares to 9% up to a price ceiling.
Subsequent to quarter-end, Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately $500 million to acquire a 50% interest in X-Elio, a global independent solar platform. The transaction is expected to close in the fourth quarter of 2019, subject to closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, the Brookfield Infrastructure Fund III, and the Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	Jun 30, 2019	Dec 31, 2018
Brookfield Renewable along with institutional investors	$52	$51
Brookfield Renewable's subsidiaries	342	338
	$394	$389
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
19. RELATED PARTY TRANSACTIONS
Brookfield Renewable`s related party transactions are recorded at the exchange amount. Brookfield Renewable`s related party transactions are primarily with Brookfield Asset Management.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2019 and the interest rate applicable on the draws is LIBOR plus up to 2%. As at June 30, 2019, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management also placed $600 million on deposit with Brookfield Renewable during the first quarter of 2019, $245 million of this deposit was repaid in the first quarter with the remaining balance of $355 million paid back during the second quarter of 2019. Subsequent to the repayment, Brookfield Asset Management placed $322 million on deposit with Brookfield

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

Renewable. The interest expense on the deposit for the three and six months ended June 30, 2019 totaled $nil and $3 million, respectively (2018: $3 million and $5 million).
The following table reflects the related party agreements and transactions in the interim consolidated statements of income:

	Three months ended Jun 30		Six months ended Jun 30
(MILLIONS)	2019	2018	2019	2018
Revenues
Power purchase and revenue agreements	$209	$134	$368	$274
Wind levelization agreement	—	3	1	4
	$209	$137	$369	$278
Direct operating costs
Energy purchases	$(2)	$(3)	$(5)	$(5)
Energy marketing fee	(6)	(6)	(12)	(12)
Insurance services(1)	(7)	(7)	(14)	(13)
	$(15)	$(16)	$(31)	$(30)
Interest expense - borrowings	$—	$(3)	$(3)	$(5)
Management service costs	$(23)	$(21)	$(44)	$(42)

(1)
Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the three and six months ended June 30, 2019 were less than $1 million (2018: less than $1 million)

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

20.  SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at June 30, 2019
Current assets	$34	$405	$1,703	$96	$3,745	$(4,195)	$1,788
Long-term assets	5,220	249	—	24,263	32,902	(30,016)	32,618
Current liabilities	41	7	23	4,152	1,862	(4,192)	1,893
Long-term liabilities	—	—	1,674	98	14,144	(653)	15,263
Participating non-controlling interests - in operating subsidiaries	—	—	—	—	8,226	—	8,226
Participating non-controlling interests -in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	—	—	—	3,166	—	—	3,166
Preferred equity	—	591	—	—	—	—	591
Preferred limited partners' equity	833	—	—	844	—	(844)	833
As at December 31, 2018
Current assets	$32	$389	$1,631	$93	$3,639	$(3,823)	$1,961
Long-term assets	5,208	239	1	24,078	32,433	(29,817)	32,142
Current liabilities	38	6	21	3,096	2,351	(3,823)	1,689
Long-term liabilities	—	—	1,607	798	13,445	(642)	15,208
Participating non-controlling interests - in operating subsidiaries	—	—	—	—	8,129	—	8,129
Participating non-controlling interests -in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	—	—	—	3,252	—	—	3,252
Preferred equity	—	568	—	—	—	—	568
Preferred limited partners' equity	707	—	—	718	—	(718)	707

(1)	Includes investments in subsidiaries under the equity method.

(2)	Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the "Holding Entities".

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended June 30, 2019
Revenues	$—	$—	$—	$1	$786	$—	$787
Net income (loss)	21	—	—	44	414	(370)	109
Three months ended June 30, 2018
Revenues	$—	$—	$—	$1	$734	$—	$735
Net income (loss)	9	3	—	19	227	(213)	45
Six months ended June 30, 2019
Revenues	$—	$—	$—	$—	$1,612	$—	$1,612
Net income (loss)	56	—	2	55	746	(597)	262
Six months ended June 30, 2018
Revenues	$—	$—	$—	$1	$1,527	$—	$1,528
Net income (loss)	23	7	—	10	439	(354)	125

(1)	Includes investments in subsidiaries under the equity method.

(2)	Includes the Holding Entities.

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 9 - Borrowings for additional details regarding the medium-term borrowings issued by Finco. See Note 10 - Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

Brookfield Renewable Partners L.P.	Interim Report	June 30, 2019

GENERAL INFORMATION
Corporate Office
73 Front Street
Fifth Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
Fax: (441) 516-1988
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.`s Service Provider,
BRP Energy Group L.P.
Richard Legault
Group Chairman
Harry Goldgut
Group Chairman
Sachin Shah
Chief Executive Officer
Wyatt Hartley
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
100 University Avenue
9th floor
Toronto, Ontario, M5J 2Y1
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Eleazar de Carvalho Filho
John Van Egmond
David Mann
Lou Maroun
Patricia Zuccotti
Lars Josefsson
Exchange Listing
NYSE: BEP (LP Units)
TSX:    BEP.UN (LP Units)
TSX:    BEP.PR.E (Preferred LP Units - Series 5)
TSX:    BEP.PR.G (Preferred LP Units - Series 7)
TSX:    BEP.PR.I (Preferred LP Units - Series 9)
TSX:    BEP.PR.K (Preferred LP Units - Series 11)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
TSX: BRF.PR.O (Preferred LP Units - Series 15)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2018 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR at www.sedar.com.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 369-2616 or
enquiries@brookfieldrenewable.com

BROOKFIELD RENEWABLE PARTNERS L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN